EXHIBIT 12


                      GENERAL MOTORS ACCEPTANCE CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES
                            (In millions of dollars)

                                                        Six Months Ended
                                                            June 30
                                                      -------------------
                                                        1996       1995
                                                        ----       ----
Consolidated net income*...........................   $  659.1   $  514.1
Provision for income taxes.........................      409.3      371.3
                                                      --------   --------
Consolidated income before income taxes............    1,068.4      885.4
                                                      --------   --------
Fixed charges
      Interest, debt discount and expense..........    2,464.3    2,495.1
      Portion of rentals representative of the
       interest factor.............................       27.6       25.5
                                                      --------   --------
Total fixed charges................................    2,491.9    2,520.6
                                                      --------   --------
Earnings available for fixed charges...............   $3,560.3   $3,406.0
                                                      ========   ========
Ratio of earnings to fixed charges.................       1.43       1.35
                                                      ========   ========


                                        Years Ended December 31
                           --------------------------------------------------
                             1995        1994      1993      1992      1991
                             ----        ----      ----      ----      ----
Consolidated net income*   $1,031.0    $  927.1  $  981.1  $1,218.7  $1,038.2

Provision for income taxes    752.2       512.7     591.7     882.3     610.0
                           --------    --------  --------  --------  --------
Consolidated income before
  income taxes  . . . . .   1,783.2     1,439.8   1,572.8   2,101.0   1,648.2
                           --------    --------  --------  --------  --------
Fixed Charges
  Interest, debt discount
    and expense . . . . .   4,936.3     4,230.9   4,721.2   5,828.6   6,844.7
  Portion of rentals
    representative of the
    interest factor . . .      54.5        51.2      43.6      31.7      30.3
                           --------    --------  --------  --------  --------
Total fixed charges . . .   4,990.8     4,282.1   4,764.8   5,860.3   6,875.0
                           --------    --------  --------  --------  --------
Earnings available for
  fixed charges . . . . .  $6,774.0    $5,721.9  $6,337.6  $7.961.3  $8,523.2
                           ========    ========  ========  ========  ========
Ratio of earnings to
  fixed charges . . . . .      1.36        1.33      1.33      1.35      1.23
                           ========    ========  ========  ========  ========

* Before cumulative effect of accounting change of ($7.4) million in 1994, ($282.6) million in 1992 and $331.5 million in 1991.